Monthly Report - December, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,962,901       17,999,225
Change in unrealized gain (loss) on open          (4,564,453)        2,370,350
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury             (4,141)            6,863
      obligations
   Change in unrealized gain (loss) from U.S.        (27,465)        (176,627)
      Treasury obligations
Interest Income 			               55,662          477,083
Foreign exchange gain (loss) on margin deposits       (1,914)        (414,643)
				                 ------------    -------------
Total: Income 				            1,420,590       20,262,251

Expenses:
   Brokerage commissions 		              984,589       12,748,920
   Management fee 			               32,662          385,130
   20.0% New Trading Profit Share 	               17,047          228,356
   Custody fees 		       	               10,246           50,352
   Administrative expense 	       	               38,037        1,140,011
					         ------------    -------------
Total: Expenses 		                    1,082,581       14,552,769
Net Income(Loss)			   $          338,009        5,709,482
for December, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (188,671.849    $     5,940,987    204,961,422    210,902,409
units) at November 30, 2015
Addition of 		 	          1,537        776,978        778,515
592.210 units on December 1, 2015
Redemption of 		 	      (611,341)    (2,561,636)    (3,172,977)
(2,902.383) units on  December 31, 2015*
Net Income (Loss)               $        37,542        300,467        338,009
for December, 2015
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2015
(186,416.607 units inclusive
of 54.931 additional units) 	      5,368,725    203,477,231    208,845,956
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2015 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       0.10% 	   1.87%  $    1,091.87	  169,905.926 $   185,515,183
Series 2       0.39% 	   4.99%  $    1,365.30	       39.121 $        53,412
Series 3       0.38% 	   5.19%  $    1,383.72	   13,929.871 $    19,275,026
Series 4       0.63% 	   8.59%  $    1,574.68	    2,541.689 $     4,002,335

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			January 20, 2016
Dear Investor:


The Trust was nearly flat in December as gains from short energy positions offset the losses from trading financial market futures--especially interest rates and metal futures. Most markets experienced volatile price action during the month, exacerbated by profit taking from crowded trades in a reduced liquidity, end of year environment.

Energy prices continued to weaken due to historically high inventories and the unrelenting production emanating especially from Saudi
Arabia, Russia, the U.S., Iraq, and prospectively from Iran. As a result, short positions in Brent crude, WTI crude, heating oil and London gas oil were highly profitable. Warm weather led to gains from short natural gas positions as well.

After much delay, the Federal Reserve raised official interest rates by 1/4 percentage point. This led to higher rates across the U.S. yield curve and produced losses on long positions in U.S. interest rate futures. While the European Central Bank announced a six month extension of its QE program through March 2017, market participants were disappointed that the ECB was not more aggressive and long positions in German, French, Italian, and U.K. note, bond and short term interest rate futures declined and were unprofitable. Meanwhile, long positions in Japanese and Canadian bond futures did rise, generating small gains.

Leading up to the ECB and Fed announcements, market participants had tended to favor long U.S. dollar positions. After the ECB news turned out less accommodative than expected and the Fed statement appeared less hawkish than desired, the U.S. currency eased back and positions were reduced. Consequently, long dollar trades against the euro, yen, Swiss franc, Polish zloty, Czech koruna, Swedish krona, Chilean Peso, and Columbian peso generated losses. A short dollar trade versus the Brazilian real that was driven by an expanding interest rate differential favorable to Brazil also proved unprofitable. On the other hand, long dollar positions against a number of energy related currencies--the Canadian dollar, Russian ruble, Norwegian krone and Mexican peso--were profitable, as was a long Aussie dollar position.
Non-dollar cross rate trading was slightly unprofitable largely due to trading the euro against a variety of currencies.

Equity trading, which was marginally unprofitable, was unsettled by the aforementioned monetary policy activity; by continuing uncertainty about the global growth outlook--especially in China; and by year end position adjustments. Long positions in U.S., French, German,
Japanese, and Korean stock futures were unprofitable. These losses were partially offset by gains from short positions in Chinese, Hong
Kong, Taiwanese, Canadian, Australian, and Spanish futures, and from long positions in British and Dutch equity futures.

Signs that China was starting to reduce its production of industrial metals underpinned some price gains and short positions in copper, aluminum and zinc generated small losses and were reduced. Precious metals were flat.

Trading of soft and agricultural commodities was also flat. Profits from short positions in corn and soybean meal, and from a long sugar trade offset losses from short wheat, soybean oil, cattle, coffee, and cotton positions and from a long cocoa trade.



  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman